SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

CNPJ/MF No. 02.558.115/0001-21
NIRE No. 4130001760-3
Publicly-held Company

MINUTES OF THE 31st SPECIAL BOARD OF DIRECTORS’ MEETING

DATE, TIME AND PLACE: On October 28, 2004, at 11:00 a.m., Members of the Board of Directors of TIM PARTICIPAÇÕES S.A met in the City and State of Rio de Janeiro, at Avenida das Américas, 3434, Bloco 1, Barra da Tijuca. PARTICIPANTS: Present were the Chairman of the Board of Directors, Mr. Mario Cesar Pereira de Araujo, and Board Members Mr. Franco Bertone and Mr. Isaac Selim Sutton. Also present were the Director-President of the Company, Mr. Alvaro Pereira de Moraes Filho, and the Financial and Investor Relations Director, Mr. Paulo Roberto Cruz Cozza. Mr. Fabiano Gallo was appointed Secretary of the meeting. After verifying that the legal quorum was met and complying with the formalities of style, the Agenda was read and the Board of Directors discussed and decided on the following matters. RESOLUTIONS ADOPTED: 1. Share Purchase Option Plans: According to provisions of item 13.1 of the Incorporation Protocol and Justification entered into on July 19, 2004 and item 28 of the Relevant Fact Notice published on July 20, 2004, both related to the Company’s incorporation of Tele Nordeste Celular Participações S.A. (“TND”), which transaction was approved by the general shareholders’ meetings held in the month of August 2004 (“Incorporation”), the Company’s Board of Directors was attributed the authority to decide on the eventual adjustments to be made in the share purchase option plans for management and employees of TND and the Company, in order to ensure the premises and objectives of such plans, pursuant to the provisions of clause 8.4 of its regulations. Therefore, the relevant analyses were carried out, which resulted in the documents submitted to the Members of the Board of Directors that were filed at the Company’s head offices. The above-mentioned documents propose adjustments only to the incorporated company’s plan, due to the reasons described therein. After discussing the suggested adjustments, the Members of the Board of Directors approved swapping options that may be exercised in TND’s Plan for options of the Company, according to the Incorporation’s exchange ratio and other required adjustments, especially those concerning the new price for exercising the options, in order to maintain and ensure continuity of the Plan’s objectives. The Company’s Executive Board was authorized to practice the required acts related to this resolution, including communication to beneficiaries of the plans concerning what was approved by the Board of Directors; 2. Beginning of the studies related to the possible transfer of Authorization to provide Personal Mobile Services in Region II of the General Authorization Plan of the Personal Mobile Service (PGA-SMP) (“Pelotas Region” and “Londrina Region”): Firstly, the Company’s Executive Board explained to the Board of Directors the situation of the Pelotas Region, Rio Grande do Sul State, which comprises the municipalities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, and forms one of the areas for which TIM Sul S.A. holds an authorization to provide SMP. Documents relating to the Londrina Region, Paraná State, were also submitted to the Members of the Board of Directors, which region comprises the municipalities of Londrina and Tamarana, forming one of the areas for which TIM Celular S.A. (related entity, subject to joint control) holds an authorization to provide SMP. It was declared that TIM Sul S.A. has a restricted and limited authorization area within the State of Rio Grande do Sul – Pelotas Region, and that for the rest of the State of Rio Grande do Sul, TIM Celular S.A. has the authorization to provide SMP. On the other hand, TIM Celular S.A. also has an area of restricted and limited authorization in the State of Paraná – Londrina Region, since TIM Sul S.A. holds the authorization to provide SMP for the entirety of the above-mentioned State, with the exception of the already mentioned Londrina Region. Considering the benefits that an authorization transfer (of the Londrina Region to TIM Sul S.A., and of the Pelotas Region to Tim Celular S.A.) may generate for the entity controlled by the Company, the Board of Directors’ Members acknowledged and manifested their agreement in relation to the resolution adopted by TIM Sul S.A.’s Board of Directors, in a meeting held on September 30, 2004, to begin studies regarding the possible transfer herein described, including the following: (i) relevant procedures with ANATEL (National Telecommunications Agency) with reference to verifying the feasibility of transferring the authorization now under study; and (ii) hiring a specialized company to analyze and issue an opinion concerning the economic and financial aspects related to the transfer. Once the above-mentioned studies have been completed, the matter shall be submitted to the Board of Directors again, and subsequently to a General Shareholders’ Meeting of the Company; 3. Authorization to provide Switched Fixed Telephone Services (STFC) in the National Long Distance (LDN) modality and International Long Distance (LDI) modality (“Authorization”): Firstly, a presentation was made by the Company’s Executive Board about the issue and its main aspects, including a background of how TIM Nordeste Telecomunicações S.A. and TIM Sul S.A. received the Authorizations in 2003 and the relevant operating, economic and financial issues. As mentioned during the Board of Directors’ meetings of the Companies held on September 30th, 2004, Authorizations were granted to the Companies on a provisional basis, under the resolutory clause related to the existence of superposition to previous authorization of a related company. The Authorizations will expire in January 2005, as stated in Company reports. Members of the Board of Directors received the opinions issued by Unibanco - União de Bancos Brasileiros S.A., which were prepared to evaluate the impact on Company results due to the change in long distance business model once the Authorizations expire. Board Member Isaac Selim Sutton submitted manifestation in writing concerning this item 3) of the agenda, which was received and initialed by the Board of Director members present; 4. Signing of the Service Agreement (VAS) with Blah! Sociedade Anônima de Serviços e Comércio: The Executive Board submitted to the Board of Directors the material and termsheet about the main business and financial terms of the service agreement (VAS) that the Companies intend to enter into with the Blah! Sociedade Anônima de Serviços e Comércio. The object of the above-mentioned contract is to provide value-added services (including Chat, Channels and SMS Games and Downloading). The general compensation model of the submitted contract is by revenue sharing of the net income arrived at, calculated according to the specificities of the services to be provided. Duration of the agreement is twelve (12) months, whereby it may be terminated by any of the parties by providing a forty-five (45) day advance notice. After the Executive Board provided clarifications, Members of the Company’s Board of Directors recommended that a study be prepared, in order to ensure that the agreement terms proposed are aligned with those of the market. It was recommended that this study be carried out by an independent specialized company and that it be submitted to the Members of the Board of Directors before the agreement is submitted to the Company’s General Shareholders’ Meeting; 5. Cancellation of Reimbursed Shares: Members of the Board of Directors were informed that, once the period for exercising the right to withdraw in relation to the incorporation transaction of TND by the Company, 146,849 common shares were object of reimbursement. According to the proposal submitted by the Executive Board, the Members of the Board of Directors approved the canceling of said shares, with no Company capital stock reduction, since the reimbursement to the dissident shareholders of the incorporation transaction was made to the retained earnings account. Notwithstanding, the Company’s next Special General Meeting of the Shareholders will decide on the rewording of the Bylaws – Article 5, in order to adjust the number of shares of Company capital that is currently divided. The wording proposed for Article 5 of the Bylaws is as follows: “ Article 5 – The Company’s subscribed and totally paid in capital is R$ 884,503,728.21 (eight hundred and eighty-four million, five hundred and three thousand, seven hundred and twenty-eight reais and twenty-one cents), represented by seven hundred and two billion, five hundred and five million, ninety-two thousand, one hundred and thirty-four (702,505,092,134) shares, of which two hundred and sixty-four billion, seven hundred and ninety-three million, two hundred and ninety-six thousand, eight hundred and eighty-two (264,793,296.882) common shares, and four hundred and thirty-seven, seven hundred and eleven million, seven hundred and ninety-five thousand, and two hundred and fifty-two shares (437,711,795,252) preferred shares, all nominative shares with no par value.”; 6. Other matters of interest to the Company: Finally, the Company’s Executive Board discussed the opportunity and convenience of implementing reciprocal service, structure sharing and cost sharing agreements between the Companies and other companies pertaining to the TIM group. The existence and possibility of taking advantage of the structures of certain business management activities having excellence and specialized personnel, where there may be reciprocal service sharing according to availability and needs of each one of the parties, aimed at optimizing their own structures, supplying their needs, improving quality and reducing expenses. Furthermore, the Board of Directors discussed how such agreements would be implemented, including concerning the nature of the services, contractual and compensation / cost sharing terms and conditions. This issue should be submitted to the Board of Directors’ Members again, after additional studies and further examination on the part of the Executive Board. The Board of Directors Member, Isaac Selim Sutton, submitted a written manifestation concerning the items of the agenda, which were received and initialed by the Board of Director members present. CLOSING: Having nothing further to be discussed, the meeting was adjourned and these minutes were drawn up, which after having been read and approved were signed by all the Board of Director members present at the meeting.

Rio de Janeiro, October 28, 2004.

Mario Cesar Pereira de Araujo	Franco Bertone

Isaac Selim Sutton	Fabiano Gallo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: November 3, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer